July 27, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C.  20549

RE:

American General Finance Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 001-06155

Attachment A

- PricewaterhouseCoopers LLP’s Comment 3 response

Dear Mr. Nolan:

We are in receipt of your letter dated June 26, 2009 and thank you for your comments concerning the above-captioned filings of American General Finance Corporation (“AGFC” or collectively with its subsidiaries as the “Company”, ”we” or “our”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your comment letter of June 26, 2009 (the “Comment Letter”). In response to your comments, we intend to include additional disclosure in AGFC’s Form 10-Q for the quarterly period ended June 30, 2009 (“Second Quarter 2009 Form 10-Q”) or Form 10-K for the annual period ended December 31, 2009 (“2009 Form 10-K”).

We acknowledge that the adequacy and accuracy of the disclosure in AGFC’s filings is the responsibility of AGFC, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that Staff comments may not be asserted by AGFC as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

To facilitate your review, we have repeated your questions below in bold face type, followed by our responses in regular type. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Period Ended December 31, 2008

MD&A, Critical Accounting Policies, Allowance for Finance Loss Receivables, page 37

1.

We refer to the first paragraph on page 39 that states the Company maintains its allowance for finance receivables at the estimated “most likely” outcome of your migration analysis and Monte Carlo scenarios, as adjusted.  Please tell us and discuss in future filings the following:

•

How the Company determines what is considered the “most likely” outcome.

AGFC Response:

In estimating our allowance for finance receivables, we process various loss modeling scenarios as part of our analysis.  We apply our experience when determining which of these scenarios are most representative of the losses inherent in our portfolio.

The various loss modeling scenarios that we utilize create a range of possible outcomes calculated by our migration analysis and Monte Carlo scenarios.  The concept of a range of possible outcomes is consistent with the guidance provided in FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss” (FIN 14), which indicates that when some amount within the range appears at the time to be a better estimate than any other amount within the range, that amount shall be accrued.   We determine the best estimate point in the ranges established by our migration analysis and Monte Carlo scenarios by considering which of our scenarios best represent the probable losses inherent in our portfolio at the balance sheet date, taking into account the relevant qualitative factors, observable trends, economic conditions and our historical experience with our portfolio.  We consistently used the scenarios that we believe to be most representative of the probable losses inherent in the portfolio at the balance sheet date.

The term "most likely" outcome in our disclosure is directed at our view of which mathematical modeling scenario we consider to be most predictive of probable losses inherent in our portfolio and not as a qualifier to our estimate.  Our allowance for finance receivables represents our best estimate of the probable losses inherent in our portfolio at the balance sheet date and we consistently use the analysis that we consider to be most predictive.  In future filings, we plan to use the term "most predictive" rather than "most likely" to alleviate potential confusion.

In response to the Staff’s comment, we will enhance our disclosure on page 39 of our 2008 Form 10-K in our 2009 Form 10-K as follows:

We maintain our allowance for finance receivable losses at our estimated “most predictive” outcome of our migration and Monte Carlo scenarios.  The “most predictive” outcome is the scenario within the migration and Monte Carlo scenario ranges that the Credit Strategy and Policy Committee has identified to be a better estimate than any other amount within the range considering how the analyses best represent the probable losses inherent in our portfolio at the balance sheet date, taking into account the relevant qualitative factors, observable trends, economic conditions and our historical experience with our portfolio

•

The main inputs and assumptions used in the analysis of the reasonability of the allowance through these methodologies and how they are periodically updated and validated.

AGFC Response:

In response to the Staff’s comment, we will enhance our disclosure on page 38 of our 2008 Form 10-K in our 2009 Form 10-K as follows:

We use migration analysis and the Monte Carlo technique as the principal tools to determine the appropriate amount of allowance for finance receivable losses. Both migration and Monte Carlo are historically-based statistical techniques that attempt to predict the future amount of losses for existing pools of finance receivables.  We validate the results of the models through the review of historical results by the Credit Strategy and Policy Committee.

Our migration analysis utilizes a rolling 12 months of historical data that is updated quarterly.  The primary inputs for our migration analysis are (i) historical finance receivable balances, (ii) historical delinquency, charge-off, recovery and  repayment amounts, and (iii) the current finance receivable balances in each stage of delinquency (i.e., current, greater than 30 days past due, greater than 60 days past due, etc.).   The primary assumptions used in our migration analysis are the weighting of historical data and our estimate of the loss emergence period for the portfolio.

The Monte Carlo technique currently utilizes historical loan level data from January 2003 through the mid month of the current quarter and is updated quarterly.  The primary inputs for Monte Carlo are the historical finance receivable accounts and the variability in account migration through the various stages of delinquency (i.e., the probability of a loan moving from 30 days past due to 60 days past due in any given month).  The primary assumptions used in our Monte Carlo analysis are average charge-off amounts and the loss emergence period for the portfolio.  The program currently employs a discrete method of incorporating economic conditions with a set of matrices, each of which represents a historical month of data. Each matrix is therefore representative of certain seasonal and secular economic conditions, and the probability of selecting a given matrix during the simulation increases as the simulated economic conditions approach those represented by the matrix.

2.

We note the disclosure regarding charge-offs and delinquencies in the “Provision for Finance Receivables” section on page 68.  In addition to these factors tell us the following:

•

How you considered nonaccrual loans, troubled debt restructurings and potential problem loans in your analysis of the reasonability of the allowance.

AGFC Response:

Nonaccrual Loans:  We consider the current and historical levels of nonaccrual loans in our analysis of the allowance by factoring the delinquency status of loans into both   the migration analysis and Monte Carlo technique.  We classify loans as nonaccrual based on our accounting policy, which is based on the delinquency status of the loan.  As delinquency is a primary input into our migration analysis and Monte Carlo scenarios, we inherently consider nonaccrual loans in our estimate of the allowance for finance receivable losses.

Troubled Debt Restructuring (TDR): The allowance for TDRs is calculated in homogeneous aggregated pools (Centralized real estate and Branch) of impaired loans that have common risk characteristics utilizing historical statistics.  We establish our allowance by calculating the present value of the expected cash flows less the recorded investment in the aggregated pool and separately disclose the amount of our allowance for finance receivable losses related to our TDRs.

Potential Problem Loans:  Our three main finance receivable types consist of a large number of relatively small, homogenous accounts. We evaluate these sub-portfolios for impairment as groups, rather than individually, since none of our accounts are large enough to warrant individual evaluation.  Therefore, we do not identify or specifically establish an allowance for individual potential problem loans.  We consider the current and historical levels of potential problem loans in our analysis of the allowance by factoring the delinquency status of loans into both the migration analysis and Monte Carlo technique.  Potential problem loans would be those which are delinquent for extended periods of time.  As delinquency is a primary input into our migration analysis and Monte Carlo scenarios, we inherently consider potential problem loans in our estimate of the allowance for finance receivable losses.

•

Why the information required by Item III.C.1 and II of SEC Industry Guide 3 was not included in the Form 10-K.

AGFC Response:

Required information per Item III.C.1. and 2. is outlined below:

C.

Risk Elements

1.  Nonaccrual, Past Due and Restructured Loans.  As of the end of each reported period, state separately the aggregate amount of loans in each of the following categories:

(a)  Loans accounted for on a nonaccrual basis;

(b)  Accruing loans which are contractually past due 90 days or more as to principal or interest payments; and,

(c)  Loans not included above which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15 (“FAS 15”),”Accounting by Debtors and Creditors for Troubled Debt Restructurings”.

Instructions.

(1)

The information required by this Item should be provided separately for domestic and for foreign loans for each reported period.

(2)

As of the most recent reported period, state separately as to foreign and domestic loans included in (a) and (c) above the following information: (i) the gross interest income that would have been recorded in the period then ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period; and (ii) the amount of interest income on those loans that was included in net income for the period.

(3)

A discussion of the registrant's policy for placing loans on nonaccrual status should be provided.

(4)

No loans shall be excluded from the amounts presented, except that loans to foreign borrowers which are restructured for reasons other than concerns as to ultimate collectibility and which are included in amounts disclosed pursuant to Instruction 6(d) to Item III.C.3. need not be included in amounts reported pursuant to Item III.C.1(c). Supplemental disclosures may be made to facilitate understanding of the aggregate amounts reported. These disclosures may include, for example, information as to the nature of the loans, any guarantees, the extent of collateral, or amounts in process of collection.

2.  Potential Problem Loans.  As of the end of the most recent reported period, describe the nature and extent of any loans which are not now disclosed pursuant to ItemIII.C.1. above, but where known information about possible credit problems of borrowers (which are not related to transfer risk inherent in cross-border lending activities) causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans pursuant to Item III.C.1.

We disclose the amounts of (a) Loans accounted for on a nonaccrual basis and (b) Accruing loans which are contractually past due 90 days or more as to principal or interest payments in our financial statement footnotes.  Please see the below excerpts from Note 6. Finance Receivables on page 103 of our 2008 Form 10-K for Item III.C.1.(a) and (b).  We will add a cross reference to these disclosures in Management's Discussion and Analysis in our 2009 Form 10-K.

“At December 31, 2008, we had stopped accruing finance charges on $942.2 million of real estate loans, non-real estate loans, and retail sales contracts compared to $547.0 million of these types of finance receivables at December 31, 2007. We accrue finance charges on revolving retail and private label finance receivables up to the date of charge-off at six months past due. We have accrued finance charges of $1.7 million on $25.4 million of revolving retail and private label finance receivables more than 90 days past due at December 31, 2008 and $1.2 million on $17.8 million of these finance receivables that were more than 90 days past due at December 31, 2007.”

We disclose the amount of (c) Loans not included above which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (SFAS 15) in our financial statement footnotes.  Please see the below excerpts from Note 6. Finance Receivables on page 104 of our 2008 Form 10-K for Item III.C.1.(c).  We will add a cross reference to these disclosures in Management's Discussion and Analysis in our 2009 Form 10-K.

“Information regarding TDR finance receivables (which are all real estate loans) was as follows:

December 31,
(dollars in thousands)	2008
TDR net finance receivables	$620,590
TDR net finance receivables that have a valuation allowance	$620,590
Allowance for TDR finance receivable losses	$ 56,184

We had no material TDR activity prior to 2008. In addition, we have no commitments to lend additional funds on these TDR finance receivables.

TDR average net receivables and finance charges recognized on TDR finance receivables were as follows:

Year Ended
(dollars in thousands)	December 31, 2008
TDR average net receivables	$244,286

TDR finance charges recognized	$ 13,075 ”

In response to the Staff’s comment, we will include the additional information called for by instruction (2)(i) of the Instructions of Section III.C.1 in our 2009 Form 10-K.

Item III.C.2:

Potential Problem Loans:  Due to the large number of relatively small homogenous accounts in our portfolio, we do not separately track information on potential problem loans on a loan by loan basis. We believe that our disclosures of our 60 day + delinquency amounts and delinquency ratio describe the nature and extent of any potential problem loans not already disclosed pursuant to Item III.C.1 above.

•

Refer to SAB Topic II.K regarding the potential applicability of this disclosure to other non-banking financial institutions.

AGFC Response:

We considered SAB Topic 11.K in assessing the disclosures above pursuant to Item III.C.1 and 2 of SEC Industry Guide 3.

Report of Independent Registered Public Accounting Firm, page 76

3.

We note the emphasis paragraph refers to Note 1 and states the Company is dependent on the continued financial support of AIG, the ultimate parent company to meet its financial obligations and to support its ongoing operations.  Taking into consideration the disclosure in the “Going Concern Consideration” section of Note 1 regarding the Company’s current liquidity concerns and related discussion in the “Basis of Reporting” section on page 36 of Management’s Discussion and Analysis, please tell us the consideration given by the independent auditors to paragraphs 12 and 13 of PCAOB AU Section 341 regarding the inclusion of a going concern emphasis paragraph with the use of the phrase “substantial doubt” about an entities ability to continue as a going concern.

AGFC Response:

See Attachment A for response from our independent auditors.

Note 1, Nature of Operations, Going Concern Consideration, page 82

4.

We refer to the first paragraph on page 83 that states the Federal Credit Facility obtained by AIG with the Federal Reserve Bank of New York established a credit facility secured by a pledge of the capital stock and assets of certain AIG subsidiaries, including the outstanding stock of AGFI, the Company’s immediate parent.  We note the Company states it has not guaranteed nor were any of their assets pledged to secure AIG’s obligations under the Credit or Pledge Agreement.  Please tell us and disclose in future filings why the Company’s assets have not been directly or indirectly pledged considering AGFI was created as the parent holding company of AGFI which is its principal subsidiary and their financial statements are substantially identical to those of AGFC.

AGFC Response:

We assume that the reference to “AGFI” in the second to last line is intended to be “AGFC.”  No assets of AGFI, AGFC or any of their subsidiaries have been pledged for the Federal Credit Facility.  The stock (equity) interest in AGFI has been pledged by its owner, AIG Capital Corporation, but this does not constitute a pledge of AGFI’s or AGFC’s assets.

Note 3, Summary of Significant Accounting Policies, Derivative Financial Instruments, page 95-97

5.

We note the fair value estimate of derivative instruments includes an adjustment for non-performance risk which reflects the full Credit Default Swap spread applied to a net exposure by counterparty.  We also note the Company uses this “counterparty CDS spread” when they are in a net asset position and their own Credit Default Spread when they are in a net liability position.  Please tell us and provide the following information in future filings:

•

Discuss in greater detail what is the credit default swap spread and why it is considered an indicator of non-performance risk.

•

Explain what you mean when you state that the full CDS spread is “applied to the net exposure by counterparty” and discuss how the net exposure by the counterparty is determined.

•

Explain why the Company uses the “counterparty CDS spread” when they are in a net asset position and their own CDS when they are in a net liability position.

AGFC Response:

In response to the Staff’s comment, we will enhance the disclosure on pages 95 and 96 of our 2008 Form 10-K in our 2009 Form 10-K and include similar disclosure in our Second Quarter 2009 Form 10-Q as follows (this wording would replace the last full paragraph on page 95 and first full paragraph on page 96 of our 2008 Form 10-K):

All of the Company’s derivatives are governed by International Swap and Derivatives Association, Inc. (ISDA) standard Master Agreements.  The parties to an ISDA Master Agreement agree to net the amounts payable and receivable under all contracts governed by the ISDA Master Agreement in the event of a contract default by either one of the parties. The ISDA Master Agreement further defines “close-out” netting, or netting upon default, which is the netting of transactions stipulated in the ISDA Master Agreement in case either party is unable to fulfill its obligations going forward. The net exposure by counterparty is determined as the sum of the mid-market values, prior to consideration of non-performance risk, of the derivative transactions governed by a Master Agreement. If the net exposure is from the counterparty to us, we record the derivative asset in other assets on our consolidated balance sheet. If the net exposure is from us to the counterparty we record the derivative liability in other liabilities on our consolidated balance sheet. We record net unrealized gains and losses on derivative transactions as adjustments to cash flows from operating activities on our consolidated statement of cash flows.

We recognize all derivatives on our consolidated balance sheet at their fair value. We estimate the fair value of our derivatives using industry standard valuation models. These models project future cash flows and discount the future amounts to a present value using market-based expectations for interest rates, foreign exchange rates, and the contractual terms of the derivative transactions.

In compliance with the requirements of SFAS No. 157, “Fair Value Measurements” (SFAS 157), our valuation methodology for derivatives incorporates the effect of our non-performance risk and the non-performance risk of our counterparties. Fair value measurements for derivative liabilities incorporate our own non-performance risk by determining the explicit cost for each counterparty to protect against its net exposure to us at the balance sheet date by reference to observable AIG credit default swap (CDS) spreads. Fair value measurements for derivative assets incorporate counterparty non-performance risk by determining the explicit cost for us to protect against our net exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads.

The cost of credit protection is determined under a discounted present value approach considering the market levels for CDS spreads, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure.  CDS spreads are provided to us by an independent third-party provider of aggregated broker quotes for CDS spreads. We utilize a LIBOR-based interest rate curve to derive our discount rates.

A CDS is a derivative contract which allows the transfer of third party credit risk from one party to the other. The buyer of the CDS pays an upfront and/or annual premium to the seller. The seller’s payment obligation is triggered by the occurrence of a credit event under a specified reference security and is determined by the loss on that specified reference security.

The present value of the amount of the annual and/or upfront premium, CDS spread, therefore represents a market based expectation of the likelihood that the specified reference party will fail to perform on the reference obligation, a key market observable indicator of non-performance risk.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, we believe this approach provides a reasonable estimate of the fair value of the derivative assets and liabilities, including consideration of the impact of non-performance risk.

Note 9, Investment Securities, page 107

6.

We refer to the table on page 108 that shows investment securities with unrealized losses of twelve months or more.  We note the Company believes individual unrealized loss are not OTTI and attribute the losses to changes in interest rates and has the intent and ability to hold the securities for a period of time necessary to recover their amortized cost.  Please provide us with the following information:

•

We note gross unrealized losses of twelve months or more of $16 million and $6.2 million for Corporate bonds and MBS, respectively.  For those securities with significant duration and severity of temporary impairment at the end of the period presented, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and specific factors considered in reaching a conclusion that an other than temporary impairment had not occurred.  Specifically tell us how you determine ability and intent to hold until a recovery in fair value.

AGFC Response:

The $16 million of unrealized loss on corporate securities is derived from 38 separate bonds from various asset class groups, including Investment Grade, Private Placement and High Yield bonds.  The vast majority are rated investment grade.  The unweighted average market value to book value was over 80% as of December 31, 2008.  Only six securities were rated below investment grade.  The book value on these securities was $9.3 million and the associated unrealized loss $2.1 million.  The Company did not consider these securities in an unrealized loss position to be other-than-temporarily impaired at December 31, 2008, because management has the intent and ability to hold these investments until they recover their cost basis within a recovery period deemed to be temporary.  In performing this evaluation, management considered the market recovery periods for securities in previous periods of broad market declines, as well as the cash flow generating capabilities of the underlying entities and their ability to continue to make timely payments of principal and interest.

The $6.2 million of unrealized loss on MBS is derived from seven securities, of which four were RMBS backed by prime jumbo collateral.  All of these securities were reviewed, as part of the quarterly surveillance process. Management concluded that these securities were not other-than temporarily impaired because management has the intent and ability to hold these investments until they recover their cost basis within a recovery period deemed to be temporary.  In particular, management performed extended fundamental credit analysis on a security-by-security basis including consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data. In management’s view this analysis provides persuasive evidence sufficient to conclude that such declines in fair value below amortized cost should not be considered other than temporary.

Management reviews all securities in an unrealized loss position on a quarterly basis to determine the ability and intent to hold such securities to recovery, which could be maturity, if necessary.  Management considers factors such as the Company's investment strategy as communicated by management, liquidity requirements, and overall business plans.

In light of the new accounting guidelines for OTTI under FSP FAS 115-2, the Company will provide enhanced discussion of impaired securities in accordance with the FSP FAS 115-2 in our Second Quarter 2009 Form 10-Q.

•

We note the Company recorded $42.8 million of OTTI impairment losses in 2008 as compared to $4.1 million in 2007.  For those securities for which an other than temporary impairment was recognized, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and related reasons for the impairment recognition in the current period especially as compared to similar securities for which an other than temporary impairment was not recognized, to the extent applicable.

AGFC Response:

AGFC’s OTTI impairment losses increased significantly in 2008, due primarily to the substantial disruption in the U.S. residential mortgage and credit markets.  As a result of the market disruption, certain of our investments, primarily mortgage-backed, asset-backed and collateralized securities and securities of financial institutions, experienced severe price declines.  We evaluated these price declines and considered the timing and extent of potential recovery, particularly in light of underlying structures that indicate that a substantial amount of the securities should continue to perform in accordance with their original terms.  While the Company has the intent and ability to hold these securities until they have recovered their cost bases, based on our analysis it was determined that we could not reasonably assert that the impairment of the securities would be temporary.  Based on this conclusion, we recognized an OTTI charge (severity loss) of $32.3 million for these securities.

In addition, we recognized $8.6 million in OTTI charges due to a change in intent to hold certain securities, primarily corporate bonds and equity securities, until they recover in value.  We also recognized $1.9 million in OTTI charges due to issuer-specific credit events and impairments under EITF 99-20.

In light of the new accounting guidelines for OTTI under FSP FAS 115-2, the Company will provide enhanced discussion of impaired securities in accordance with the FSP FAS 115-2 in our Second Quarter 2009 Form 10-Q.

Note 16, Derivative Financial Instruments, page 114

7.

We refer to the second paragraph on page 116 that states after implementing SFAS 157 the Company’s valuations recognize the effect of credit risk and market risk using credit default swap valuation modeling.  Please tell us and in future filing provide enhanced disclosure regarding the major inputs, assumptions and limitations in the use of the CDS modeling methodology.

AGFC Response:

Please refer to our response to comment 5 above.

We will revise the sentence the Staff refers to in its comment on page 116 of our 2008 Form 10-K in our 2009 Form 10-K and similar disclosure in our Second Quarter 2009 Form 10-Q as follows:

In compliance with the requirements of SFAS 157, our valuation methodology for derivatives incorporates the effect of our non-performance risk and the non-performance risk of our counterparties.

Note 22, Income Taxes, page 122-125

8.

We note the Company has recorded a provision for income taxes of $382.5 million for 2008 that has increased the pre-tax loss of $924.7 million to $1.307 billion.  Please tell us and discuss in future filings the reasons why you have recorded this provision considering you have an effective negative tax rate of 41.37% in 2008 that includes the effects of the valuation allowance of $603 million on deferred tax assets and the $336 million write-down of goodwill.

AGFC Response:

Based on the pretax loss of $924.7 million, the expected tax benefit at statutory rates is $323.6 million.  However, the pretax loss includes a non-deductible goodwill impairment charge of $336 million, which reduces the expected tax benefit by $117.7 million. In addition, the company recorded a tax valuation allowance of $603.2 million; this further reduced the expected benefit and, in fact, resulted in a net tax expense, despite the pre-tax loss.  A tax expense divided by a pre-tax loss results in a negative effective tax rate.

As of December 31, 2008, the Company had a three-year cumulative loss for financial reporting purposes, all attributable to the year ended December 31, 2008. The loss in 2008 was principally attributable to losses in the securities lending portfolio, an increase in the provision for finance receivable losses and impairment write downs of goodwill and other intangible assets. Our consolidated results of operations and financial conditions have been adversely affected by economic conditions, competition and other factors, including difficult conditions in the U.S. residential real estate and credit markets and we do not expect these conditions to improve in the near future.

At December 31, 2008, the Company recorded a net deferred tax asset after valuation allowance of $23.0 million compared to a net deferred tax asset of $374.4 million at December 31, 2007. At December 31, 2008, the Company recorded deferred tax asset valuation allowances of $603.2 million, to reduce the net deferred tax asset to an amount the Company considered more likely than not (a likelihood of more than 50 percent) to be realized.

Realization of the Company’s net deferred tax asset depends on its ability to generate sufficient taxable income of the appropriate character within the carryforward periods of the jurisdictions in which the net operating and capital losses, deductible temporary differences and credits were generated.  When making its assessment about the realization of its deferred tax assets at December 31, 2008, the Company considered all available evidence, including (i) the nature, frequency, and severity of current and cumulative financial reporting losses,  (ii) the carryforward periods for the net operating and capital loss carryforwards, (iii) the sources and timing of future taxable income, giving greater weight to discrete sources and to earlier future years in the forecast period, and (iv) tax planning strategies that would be implemented, if necessary, to accelerate taxable amounts.

The Company recorded a current Federal income tax provision for the year ended December 31, 2008.  Under applicable federal income tax law, taxable income of a life insurance company may not be fully offset by losses from non-life operations.  As a result, the current tax provision is based upon life insurance company taxable income in excess of the allowed offset.  Any non-life losses not used to offset life insurance company taxable income in the current year are carried forward and available for use in a future year, subject to limitations. Losses in its non-life insurance operations primarily were related to goodwill impairment and loan loss allowance charges, which are not deductible currently for Federal income tax purposes. Further, under the terms of the Company’s tax sharing arrangement with its parent, American International Group, Inc. (AIG), the Company was not able to record a Federal income tax benefit related to its non-life insurance operations losses because AIG was unable to realize a Federal income tax benefit for these losses in its consolidated Federal income tax return.

The Company recorded a current state income tax provision for the year ended December 31, 2008 attributable to profitable operations in certain states in which it does business that could not be offset against losses incurred in other states. Under the terms of the Company’s tax sharing arrangement with AIG, the Company was not able to record a state income tax benefit related to its non-life insurance operations losses because AIG was unable to realize a state income tax benefit for these losses in the relevant state income tax returns.

We will include disclosure similar to that in the paragraphs above in our Second Quarter 2009 Form 10-Q.

Note 28, Fair Value Measurements, page 132

9.

Please tell us and discuss in future filings the following regarding the table of fair value measurements based on the fair value hierarchy for recurring assets and liabilities on page 133:

•

Explain what type of investments are the “cash and cash equivalents in AIG pools” and why they were valued using Level 2 inputs.

AGFC Response:

In response to the Staff’s comment, we will enhance the disclosure on page 133 of our 2008 Form 10-K in our 2009 Form 10-K and include similar disclosure in our Second Quarter 2009 Form 10-Q as follows:

The Company outsources the investment of its liquid assets to AIG, who, as agent, invests the liquid assets of the Company together with other AIG subsidiaries and maintains these assets in common pools. The Company’s interest in these jointly owned investments that are disclosed in the fair value table represents negotiable instruments, predominantly commercial paper.  The carrying value of these negotiable instruments approximates fair value as similar and identical instruments trade at price levels with a similar discount to par.   The prices for trades of similar

and identical instruments are observable and therefore are consistent with Level 2 in the FAS 157 fair value hierarchy.

•

Explain the nature of the derivative assets of $213.4 million that have been offset by a “Counterparty Netting” amount of $200 million, resulting in a 94% reduction of fair value.

•

Discuss the basis under SFAS 157 for this presentation that includes a separate column for the counterparty netting amount.

AGFC Response:

We disclosed on pages 114 and 115 of our 2008 Form 10-K the nature of our derivative financial instruments as follows:

“AGFC uses derivative financial instruments in managing the cost of its debt by mitigating its exposures (interest rate and currency) in conjunction with specific long-term debt issuances and has used them in managing its return on finance receivables held for sale, but is neither a dealer nor a trader in derivative financial instruments. AGFC’s derivative financial instruments consist of interest rate, cross currency, cross currency interest rate, and equity-indexed swap agreements.

While all of our interest rate, cross currency, cross currency interest rate, and equity-indexed swap agreements mitigate economic exposure of related debt, not all of these swap agreements currently qualify as cash flow or fair value hedges under GAAP. At December 31, 2008, equity-indexed debt and related swaps were immaterial.”

As explained in our response to comment 5 above and disclosed on page 96 of our 2008 Form 10-K, all of the Company’s derivatives are governed by Standard ISDA Master Agreements. The counterparty netting adjustments in the table on page 133 of our 2008 Form 10-K were made in accordance with the provisions of paragraph 10 of FIN 39, as interpreted by FSP FIN 39-1. FIN 39 sets forth guidelines for when it is appropriate to present certain financial assets and liabilities on a net basis on the balance sheet. There are special provisions for derivatives that are subject to master netting agreements, whereby derivative balances with the same counterparty are to be reported net on the balance sheet, as long as the following criteria have been met:

1)

Each of two parties owes the other determinable amounts

2)

The reporting party has the right to set off the amount owed with the amount owed by the other party

3)

The right of setoff is enforceable at law

Standard ISDA Master Netting Agreements used by us and throughout the over-the-counter derivative industry meet these criteria. As explained in our response to comment 5, we will add additional disclosure in future filings to explain ISDA Master Netting Agreements and the netting of derivative exposures covered by these Master Agreements.

We will include additional disclosure in our 2009 Form 10-K as follows (please refer to our 2008 Form 10-K, table on page 133):

(a) Represents netting of derivative exposures covered by a qualifying master netting agreement in accordance with FIN 39.

10.

We refer to the reconciliation of fair value measurements using Level 3 inputs on page 134 that shows transfers of investment securities into Level 3 for $38 million or 52% of total Level 3 measurements.  Please tell us and discuss in future filings:

•

The specific nature of the investment securities that were transferred into Level 3 during 2008.

•

What were the specific events or circumstances that resulted in a change in the level of inputs according to the SFAS 157 fair value hierarchy.

AGFC Response:

The Company transferred certain securities into Level 3 during 2008, primarily representing fixed maturity securities including both privately issued securities and mortgage-backed securities.  Significant inputs, such as changes in market activity and pricing sources, used to measure fair value of certain fixed maturity securities became unobservable primarily as a result of the significant disruption in the credit markets.  Transfers into Level 3 were offset by certain securities transferring out of Level 3 into Level 2, based on market observable information becoming available.

We will include similar disclosure in our Second Quarter 2009 Form 10-Q.

Thank you for your consideration of our responses.  If you have any questions or require any additional information, please do not hesitate to contact me at 812-468-5345 (direct fax 812-468-5990).

Very truly yours,

/s/ Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer

Attachment A

3.)

We note the emphasis paragraph refers to Note 1 and states the Company is dependant on the continued financial support of AIG, the ultimate parent company to meet its financial obligations and to support its ongoing operations.  Taking into consideration the disclosure in the "Going Concern Consideration" section of Note 1 regarding the Company's current liquidity concerns and related discussion in the "Basis of Reporting" section on page 36 of Management's Discussion and Analysis, please tell us the consideration given by the independent auditors to paragraphs 12 and 13 of PCAOB AU Section 341 regarding the inclusion of a going concern emphasis paragraph with the use of the phrase "substantial doubt" about an entities ability to continue as a going concern.

Response

As part of our responsibility to evaluate whether there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time in accordance with PCAOB AU Section 341, we obtained management's plan which addresses the actions that will be taken by management to address the effects of the negative conditions and events impacting their business.  The primary considerations of our judgment are the same as those that management considered in making its assessment of the Company's ability to continue as a going concern as disclosed in the 2008 Form 10-K.  Specifically, we noted, in addition to finance receivable collections, management is exploring additional initiatives to meet their financial and operating obligations. These initiatives include portfolio sales, securitizations or participations, and additional expense reductions. In addition, management's plans also recognized that the Company may be able to improve its liquidity position by further reducing their originations of finance receivables. If the above sources of liquidity are not sufficient to meet their contractual obligations as they come due over the next twelve months, management's plan is to seek additional funding from AIG, which funding would be subject to AIG receiving the consent of the NY Fed. We received representations from AIG that they will continue to support the Company's liquidity needs and ongoing operations through at least the earlier of the sale of the Company or the next twelve months, and confirmed the consistency of such representations with the related disclosures included by AIG in its financial statements. Further, management's plan recognized that AGFC may implement further measures to preserve its liquidity and capital, including additional branch closures and reductions in production. The exact nature and magnitude of any such additional measures will be driven by prevailing market conditions, available resources and needs, and the results of its operations.

As disclosed, in assessing their current financial position and developing operating plans for the future, management has made significant judgments and estimates with respect to the potential financial and liquidity effects of its risks and uncertainties, including but not limited to:

•

the ability of AIG to provide funding to the Company;

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the ability of the Company to comply with its debt covenants;

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the amount of cash expected to be received from the Company's finance receivable portfolio through collections (including prepayments), receipt of finance charges, and portfolio sales, which could be materially different than management's estimates;

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renewed access to debt or general credit markets;

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potential credit ratings actions;

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the potential adverse effect on the Company relating to intercompany transactions with AIG, including derivatives and intercompany borrowings, if AIG is not able to continue as a going concern;

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constraints on AGF's business resulting from the Fed Credit Agreement, including limitations on the ability to pursue (and retain proceeds from) certain funding sources, such as portfolio or asset sales or  securitizations or participations, without AIG receiving prior consent from the NY Fed;

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the potential effect on the Company if the capital levels of its regulated and unregulated subsidiaries prove inadequate to support current business plans; and

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the potential for additional unforeseen cash demands or accelerations of obligations.

Consistent with paragraph 11 of PCAOB AU Section 341, management has disclosed the principal conditions and events that initially caused consideration of whether there was substantial doubt about the Company's ability to continue as a going concern and the possible effects of such conditions and events.  In addition, management disclosed its plans for mitigating these factors.

After consideration of the above factors, primarily AIG’s continued commitment to support the Company and the Company's ability to reduce originations of finance receivables, based on its estimates and taking into account the risks and uncertainties of such plans, management concluded that the Company will have adequate liquidity to finance and operate its businesses and repay its obligations for at least the next twelve months.

Based on this analysis and our audit procedures, we concurred with management's assessment and therefore did not include the use of the phrase substantial doubt in our report.  However, in accordance with paragraph 19 of PCAOB AU Section 508 we did include an emphasis of a matter report to emphasize AGFC's continued dependency on AIG as disclosed in the financial statements.